EMAILS:

David Bertolino

Hey David,

For your amusement, interest and intriguement…. (hey, i made up a word)
This is my campaign for ATM Boy.
Enjoy. ;)

ps - I hope convo with Craig went well the other day. Sorry I had to miss it.

www.wefunder.com/atmboymovie

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.
**Some necessary "testing the waters" disclosures:
1. No money or other consideration is being solicited. If sent, it will not be accepted.
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.
3. Any indication of interest involves no obligation or commitment of any kind.

Stefan Avalos
stefan@stefanavalos.com

Jeff Winikow

Hi Jeff,

So, after I sent you the links, I totally went right back down the guitar amp rabbit hole. haha. (don't know if you had a chance to look at that cool toy)…
The whole phone amp integration… gets my nerd head buzzing. :)

Back to ATM Boy - thanks for the encouraging message.

The first person made a 'reserve' on the wefunder site - — so, we're truly off to the races now. as that set some sort of clock ticking, evidently.
if you are able to reserve that 'show of support', would be wonderful!

And also - hook me up, baby! Let me know if you have any more thoughts on people who are dying to be producers in a fun movie! :)

And in all seriousness, thanks for the time and the conversation. It means a lot.

www.wefunder.com/atmboymovie

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.
**Some necessary "testing the waters" disclosures:
1. No money or other consideration is being solicited. If sent, it will not be accepted.
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.
3. Any indication of interest involves no obligation or commitment of any kind.

Stefan Avalos
stefan@stefanavalos.com

Steve Quance

Hi Steve,

So good to talk to you. Thank you for the time and the positivity!

So - here we go.
There's a brief video up top and then the rest of the fun.

I look forward to any thoughts, questions, comments, etc.

Rob Mazeffa

Hey Rob,

Here is link to campaign.

Starts with a brief vid.

www.wefunder.com/atmboymovie

Talk tomorrow!

Stefan

SHARON BASHON

I'm all about you coming up with a better title. Movies always do that anyway.

Let's talk!!!


Stefan Avalos
Stefan@stefanavalos.com
Sent from phone

On Apr 4, 2024, at 8:19 PM, Sharon Bashan wrote:

How exciting! Great pitch! You have our support.

How much to rename the movie? There's nothing wrong with "ATM Boy," but I *might* be able to do a teeny bit better… all for the right consideration. (-:

-s

On Thu, Apr 4, 2024 at 6:33 PM stefan avalos <stefan@stefanavalos.com> wrote:
Hey guys,

Justin, Thanks for lunch today! Was fun to meet Terry and nerd out on Watch talk. And your enthusiasm about ATM Boy (Cashout) is always wondeful.

So - here's where things are now! It has begun!!! :) :)

www.wefunder.com/atmboymovie

There's a video up top - My beautiful face talking; it's all stuff you know, but hopefully still entertaining. And then biz pitch itself.
Enjoy. hehe.

S

Daniel,
Hello!

Yes, Ethan is the man! (i've known him since he was the KID)

It would be great to chat and tell you about this zany story! i'm at your behest, schedule wise, for a call. Anytime, next week, would be great for me.
If Monday the 20th works, we can begin penciling. Let me know.

If you haven't had a chance to check out the link, www.wefunder.com/atmboymovie
The five minute video up top introduces you to the project - and you get to see my beautiful face. :)

Thanks and great to meet virtually.

Stefan

We're in the midst of our SEC stuff, so I need to copy/paste this disclaimer in the email. You know the drill. :)

Stefan Avalos
stefan@stefanavalos.com

Cindy Van Steelandt

Hi Guys,
:)

I may have mentioned this project to you - it's a been in process since 2019… but now I'm full bore gung-ho crazy. :)

There's a video up top, in which you'll get to see my lovely self explain things… Don't worry, it's brief.
Check things out and let's have a chat.
And the most important thing - no worries, nothing personal taken, no discomforts, etc. etc. on this - PLEASE!!!
It's absolutely okay to tell me to take my crazy ass elsewhere.

Stefan

www.wefunder.com/atmboymovie

legal cut/paste disclosure:.

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.
**Some necessary "testing the waters" disclosures:
1. No money or other consideration is being solicited. If sent, it will not be accepted.
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.
3. Any indication of interest involves no obligation or commitment of any kind.